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ROUGE RESOURCES LTD.

SUITE 3123 – 595 BURRARD STREET

VANCOUVER, BC V7X 1J1

TEL: 604-609-6110 FAX: 604-609-6145

ROUGE RESOURCES LTD. ANNOUNCES INCREASE IN PRIVATE PLACEMENT

June 15, 2016	TSXV – ROU.V

Vancouver, British Columbia – Rouge Resources Ltd. (TSXV – ROU.V) (the “Company”) announces that further to this morning’s new release it has increased its previously announced non-brokered private placement to 20,000,000 common shares at a price of $0.26 per common share, for gross proceeds of $5,200,000.   The private placement has been fully allocated and remains subject to the approval of the TSX Venture Exchange.

On behalf of ROUGE RESOURCES LTD.

“Peter Leitch”

Chief Executive Officer

For further information please contact:

Melinda Coghill

CFO & Corporate Secretary

Tel:  (604) 609-6110

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Information

“This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. This information and statements address future activities, events, plans, developments and projections. All statements, other than statements of historical fact, constitute forward-looking statements or forward-looking information. Such forward-looking information and statements are frequently identified by words such as “may,” “will,” “should,” “anticipate,” “plan,” “expect,” “believe,” “estimate,” “intend” and similar terminology, and reflect assumptions, estimates, opinions and analysis made by management of the Company in light of its experience, current conditions, expectations of future developments and other factors which it believes to be reasonable and relevant. Forward-looking information and statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information and statements and accordingly, undue reliance should not be placed thereon.

Risks and uncertainties that may cause actual results to vary include but are not limited to the availability of financing; fluctuations in commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking information or statements except as may be required.”